                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 3)+


                            INDUS INTERNATIONAL, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45578L100
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 STEPHEN DISTLER
                              466 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                                 (212) 878-0600
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications

                                JANUARY 13, 1999
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)
----------
         +The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

----------------------                                     ------------------
 CUSIP NO. 45578L100            13D AMENDMENT                 PAGE 2 OF 16
----------------------                                     ------------------



-------------------------------------------------------------------------------
1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          WARBURG, PINCUS INVESTORS, L.P.
-------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                             (b) [ ]
-------------------------------------------------------------------------------
3
          SEC USE ONLY
-------------------------------------------------------------------------------
4
          SOURCE OF FUNDS

          WC
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                    [ ]
-------------------------------------------------------------------------------
6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------------------------------------------
       NUMBER OF          7     SOLE VOTING POWER          0 SHARES
         SHARES           -----------------------------------------------------
      BENEFICIALLY        8     SHARED VOTING POWER        18,480,380 SHARES
        OWNED BY          -----------------------------------------------------
          EACH            9     SOLE DISPOSITIVE POWER     0 SHARES
       REPORTING          -----------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER   18,480,380 SHARES
-------------------------------------------------------------------------------

11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,480,380 SHARES
-------------------------------------------------------------------------------
12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                [ ]
-------------------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          52.8%
-------------------------------------------------------------------------------

14
          TYPE OF REPORTING PERSON

          OO (LIMITED PARTNERSHIP)
-------------------------------------------------------------------------------

----------------------                                     ------------------
 CUSIP NO. 45578L100            13D AMENDMENT                 PAGE 3 OF 16
----------------------                                     ------------------


-------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          WARBURG, PINCUS & CO.
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------

3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          N/A
-------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)
                                                                    [ ]
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

-------------------------------------------------------------------------------
       NUMBER OF          7     SOLE VOTING POWER          0 SHARES
         SHARES           -----------------------------------------------------
      BENEFICIALLY        8     SHARED VOTING POWER        18,480,380 SHARES
        OWNED BY          -----------------------------------------------------
          EACH            9     SOLE DISPOSITIVE POWER     0 SHARES
       REPORTING          -----------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER   18,480,380 SHARES
-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,480,380 SHARES
-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                            [ ]
-------------------------------------------------------------------------------

13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          52.8%
-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          PN
-------------------------------------------------------------------------------

----------------------                                     ------------------
 CUSIP NO. 45578L100            13D AMENDMENT                 PAGE 4 OF 16
----------------------                                     ------------------


-------------------------------------------------------------------------------

1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          E.M. WARBURG, PINCUS & CO., LLC
-------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [X]
                                                                 (b)  [ ]
-------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------

4         SOURCE OF FUNDS
          N/A
-------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              [ ]
-------------------------------------------------------------------------------

6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

-------------------------------------------------------------------------------
       NUMBER OF          7     SOLE VOTING POWER          0 SHARES
         SHARES           -----------------------------------------------------
      BENEFICIALLY        8     SHARED VOTING POWER        18,480,380 SHARES
        OWNED BY          -----------------------------------------------------
          EACH            9     SOLE DISPOSITIVE POWER     0 SHARES
       REPORTING          -----------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER   18,480,380 SHARES
-------------------------------------------------------------------------------


11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,480,380 SHARES
--------------------------------------------------------------------------------

12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                [ ]
-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          52.8%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          OO (LIMITED LIABILITY COMPANY)

-------------------------------------------------------------------------------

--------------------------                             ------------------------
   CUSIP NO. 45578L100           13D AMENDMENT                PAGE 5 OF 16
--------------------------                             ------------------------




         Pursuant to Rule 13d-2 promulgated under the Exchange Act, this Amendment No. 3 restates and amends the Schedule 13D filed on September 4, 1997, as amended on September 8, 1997 and September 9, 1998, by Warburg, Pincus Investors, L.P., Warburg, Pincus & Co. and E.M. Warburg, Pincus & Co., LLC.


ITEM 1.  SECURITY AND ISSUER.

         The title of the class of securities to which this Schedule 13D relates is common stock, par value $0.001 per share ("Common Stock"), of Indus International, Inc., a Delaware corporation ("Indus International" or the "Company"). The principal executive offices of the Company are located at 60 Spear Street, San Francisco, CA 94105.


ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by and on behalf of (a) Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WPI"); (b) Warburg, Pincus & Co., a New York general partnership ("WP"); and (c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC") which manages WPI. WPI, WP and EMW LLC are hereinafter collectively referred to as the "Reporting Entities."

         The principal business of WPI is that of a partnership engaged in making private equity and venture capital investments. The principal business of WP is acting as general partner of WPI, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P. and Warburg, Pincus Capital Company, L.P. The principal business of EMW LLC is acting as manager of WPI, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P. and Warburg, Pincus Capital Company, L.P.

         WP, the sole general partner of WPI, has a 20% interest in the profits of WPI. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP. William H. Janeway ("Janeway") and Joseph P. Landy ("Landy"), directors of the Company, are each Managing Directors and members of EMW LLC and general partners of WP. Each of Janeway and Landy disclaims beneficial ownership of the shares to which this statement relates for purposes of Rule 13d-4 under the Exchange Act. The business address of each of the foregoing is 466 Lexington Avenue, New York, NY, 10017. Each of WPI, WP and EMW LLC (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, and (ii) has not been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which civil proceeding such person was or is subject to a judgment,

--------------------------                             ------------------------
   CUSIP NO. 45578L100           13D AMENDMENT                PAGE 6 OF 16
--------------------------                             ------------------------

decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Set forth below is the name, position and present principal occupation of each of the general partners of WP and each of the members of EMW LLC. The sole general partner of WPI is WP. Except as otherwise indicated, (i) the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, (ii) each of such persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, (iii) during the last five years, each of such persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which civil proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, and (iv) each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP

                                     Present Principal Occupation in addition to Position with WP
Name                                 and Positions with the Reporting Entities

Joel Ackerman .....................  Partner of WP; Member and Managing Director of EMW LLC
Alvaro J. Aguirre .................  Partner of WP; Member and Managing Director of EMW LLC
Harold Brown ......................  Partner of WP; Member and Senior Managing Director of EMW LLC
W. Bowman Cutter ..................  Partner of WP; Member and Managing Director of EMW LLC
Elizabeth B. Dater ................  Partner of WP; Member and Managing Director of EMW LLC
Cary J. Davis .....................  Partner of WP; Member and Managing Director of EMW LLC
Stephen Distler ...................  Partner of WP; Member, Managing Director and Treasurer of EMW LLC
Harold W. Ehrlich .................  Partner of WP; Member and Managing Director of EMW LLC
Kyle F. Frey ......................  Partner of WP; Member and Managing Director of EMW LLC
John L. Furth .....................  Partner of WP; Member and Managing Director of EMW LLC
Stewart K. P. Gross ...............  Partner of WP; Member and Managing Director of EMW LLC
Patrick T. Hackett ................  Partner of WP; Member and Managing Director of EMW LLC
Jeffrey A. Harris .................  Partner of WP; Member and Managing Director of EMW LLC
William H. Janeway ................  Partner of WP; Member and Senior Managing Director of EMW LLC
Robert Janis ......................  Partner of WP; Member and Managing Director of EMW LLC
Douglas M. Karp ...................  Partner of WP; Member and Managing Director of EMW LLC
Charles R. Kaye ...................  Partner of WP; Member and Managing Director of EMW LLC
Henry Kressel .....................  Partner of WP; Member and Managing Director of EMW LLC
Joseph P. Landy ...................  Partner of WP; Member and Managing Director of EMW LLC
Sidney Lapidus ....................  Partner of WP; Member and Managing Director of EMW LLC
Kewsong Lee .......................  Partner of WP; Member and Managing Director of EMW LLC

--------------------------                             ------------------------
   CUSIP NO. 45578L100           13D AMENDMENT                PAGE 7 OF 16
--------------------------                             ------------------------


Reuben S. Leibowitz ...............  Partner of WP; Member and Managing Director of EMW LLC
S. Joshua Lewis ...................  Partner of WP; Member and Managing Director of EMW LLC
David E. Libowitz .................  Partner of WP; Member and Managing Director of EMW LLC
Brady T. Lipp .....................  Partner of WP; Member and Managing Director of EMW LLC
Stephen J. Lurito .................  Partner of WP; Member and Managing Director of EMW LLC
Lynn S. Martin ....................  Partner of WP; Member and Managing Director of EMW LLC
Nancy Martin ......................  Partner of WP; Member and Managing Director of EMW LLC
Edward J. McKinley ................  Partner of WP; Member and Managing Director of EMW LLC
Rodman W. Moorhead III ............  Partner of WP; Member and Senior Managing Director of EMW LLC
Maryanne Mullarkey ................  Partner of WP; Member and Managing Director of EMW LLC
Howard H. Newman ..................  Partner of WP; Member and Managing Director of EMW LLC
Gary D. Nusbaum ...................  Partner of WP; Member and Managing Director of EMW LLC
Sharon B. Parente .................  Partner of WP; Member and Managing Director of EMW LLC
Dalip Pathak ......................  Partner of WP; Member and Managing Director of EMW LLC
Daphne D. Philipson ...............  Partner of WP; Member and Managing Director of EMW LLC
Lionel I. Pincus ..................  Managing Partner of WP; Managing Member, Chairman of the Board and Chief
                                       Executive Officer of EMW LLC
Eugene L. Podsiadlo ...............  Partner of WP; Member and Managing Director of EMW LLC
Ernest H. Pomerantz ...............  Partner of WP; Member and Managing Director of EMW LLC
Brian S. Posner ...................  Partner of WP; Member and Managing Director of EMW LLC
Arnold M. Reichman ................  Partner of WP; Member and Managing Director of EMW LLC
Roger Reinlieb ....................  Partner of WP; Member and Managing Director of EMW LLC
John D. Santoleri .................  Partner of WP; Member and Managing Director of EMW LLC
Steven G. Schneider ...............  Partner of WP; Member and Managing Director of EMW LLC
Donald C. Schultheis ..............  Partner of WP; Member and Managing Director of EMW LLC
Sheila N. Scott ...................  Partner of WP; Member and Managing Director of EMW LLC
Harold Sharon .....................  Partner of WP; Member and Managing Director of EMW LLC
Eugene J. Siembieda ...............  Partner of WP; Member and Managing Director of EMW LLC
Barbara Tarmy .....................  Partner of WP; Member and Managing Director of EMW LLC
James E. Thomas ...................  Partner of WP; Member and Managing Director of EMW LLC
Donna M. Vandenbulcke .............  Partner of WP; Member and Managing Director of EMW LLC
John L. Vogelstein ................  Partner of WP; Member and Vice Chairman of EMW LLC
Elizabeth H. Weatherman ...........  Partner of WP; Member and Managing Director of EMW LLC
Patricia F. Widner ................  Partner of WP; Member and Managing Director of EMW LLC



Pincus & Co. (1)
NL & Co. (2)

----------
(1) New York limited partnership; primary activity is ownership interest in WP and EMW LLC.

--------------------------                             ------------------------
   CUSIP NO. 45578L100           13D AMENDMENT                PAGE 8 OF 16
--------------------------                             ------------------------




(2) New York limited partnership; primary activity is ownership interest in WP.


                               MEMBERS OF EMW LLC

                                     Present Principal Occupation in addition to Position with WP
Name                                 and Positions with the Reporting Entities

Joel Ackerman .....................  Member and Managing Director of EMW LLC; Partner of WP
Alvaro J. Aguirre .................  Member and Managing Director of EMW LLC; Partner of WP
Harold Brown ......................  Member and Senior Managing Director of EMW LLC; Partner of WP
W. Bowman Cutter ..................  Member and Managing Director of EMW LLC; Partner of WP
Elizabeth B. Dater ................  Member and Managing Director of EMW LLC; Partner of WP
Cary J. Davis .....................  Member and Managing Director of EMW LLC; Partner of WP
Stephen Distler ...................  Member, Managing Director and Treasurer of EMW LLC; Partner of WP
P. Nicholas Edwards (2) ...........  Member and Managing Director of EMW LLC
Harold W. Ehrlich .................  Member and Managing Director of EMW LLC; Partner of WP
Kyle F. Frey ......................  Member and Managing Director of EMW LLC; Partner of WP
John L. Furth .....................  Member and Managing Director of EMW LLC; Partner of WP
Stewart K. P. Gross ...............  Member and Managing Director of EMW LLC; Partner of WP
Patrick T. Hackett ................  Member and Managing Director of EMW LLC; Partner of WP
Jeffrey A. Harris .................  Member and Managing Director of EMW LLC; Partner of WP
William H. Janeway ................  Member and Senior Managing Director of EMW LLC; Partner of WP
Robert Janis ......................  Member and Managing Director of EMW LLC; Partner of WP
Douglas M. Karp ...................  Member and Managing Director of EMW LLC; Partner of WP
Charles R. Kaye ...................  Member and Managing Director of EMW LLC; Partner of WP
Richard H. King (2) ...............  Member and Managing Director of EMW LLC
Henry Kressel .....................  Member and Managing Director of EMW LLC; Partner of WP
Rajiv B. Lall (4) .................  Member and Managing Director of EMW LLC
Joseph P. Landy ...................  Member and Managing Director of EMW LLC; Partner of WP
Sidney Lapidus ....................  Member and Managing Director of EMW LLC; Partner of WP
Kewsong Lee .......................  Member and Managing Director of EMW LLC; Partner of WP
Reuben S. Leibowitz ...............  Member and Managing Director of EMW LLC; Partner of WP
S. Joshua Lewis ...................  Member and Managing Director of EMW LLC; Partner of WP
Scott T. Lewis (1) ................  Member and Managing Director of EMW LLC
David E. Libowitz .................  Member and Managing Director of EMW LLC; Partner of WP
Brady T. Lipp .....................  Member and Managing Director of EMW LLC; Partner of WP
Stephen J. Lurito .................  Member and Managing Director of EMW LLC; Partner of WP
John W. MacIntosh (1) .............  Member and Managing Director of EMW LLC

--------------------------                             ------------------------
   CUSIP NO. 45578L100           13D AMENDMENT                PAGE 9 OF 16
--------------------------                             ------------------------


Lynn S. Martin ....................  Member and Managing Director of EMW LLC; Partner of WP
Nancy Martin ......................  Member and Managing Director of EMW LLC; Partner of WP
Edward J. McKinley ................  Member and Managing Director of EMW LLC; Partner of WP
James McNaught-Davis (2) ..........  Member and Managing Director of EMW LLC
Rodman W. Moorhead III ............  Member and Managing Director of EMW LLC; Partner of WP
Maryanne Mullarkey ................  Member and Managing Director of EMW LLC; Partner of WP
Howard H. Newman ..................  Member and Managing Director of EMW LLC; Partner of WP
Gary D. Nusbaum ...................  Member and Managing Director of EMW LLC; Partner of WP
Sharon B. Parente .................  Member and Managing Director of EMW LLC; Partner of WP
Dalip Pathak ......................  Member and Managing Director of EMW LLC; Partner of WP
Lionel I. Pincus ..................  Member, Chairman of the Board and Chief Executive Officer of EMW LLC;
                                     Managing Partner of WP
Eugene L. Podsiadlo ...............  Mand Managing Director of EMW LLC; Partner of WP
Ernest H. Pomerantz ...............  Member and Managing Director of EMW LLC; Partner of WP
Brian S. Posner ...................  Member and Managing Director of EMW LLC; Partner of WP
Arnold M. Reichman ................  Member and Managing Director of EMW LLC; Partner of WP
Roger Reinlieb ....................  Member and Managing Director of EMW LLC; Partner of WP
John D. Santoleri .................  Member and Managing Director of EMW LLC; Partner of WP
Steven G. Schneider ...............  Member and Managing Director of EMW LLC; Partner of WP
Donald C. Schultheis ..............  Member and Managing Director of EMW LLC; Partner of WP
Sheila N. Scott ...................  Member and Managing Director of EMW LLC; Partner of WP
Harold Sharon .....................  Member and Managing Director of EMW LLC; Partner of WP
Dominic H. Shorthouse (2) .........  Member and Managing Director of EMW LLC
Eugene J. Siembieda ...............  Member and Managing Director of EMW LLC; Partner of WP
Chang Q. Sun (3) ..................  Member and Managing Director of EMW LLC
Barbara Tarmy .....................  Member and Managing Director of EMW LLC; Partner of WP
James E. Thomas ...................  Member and Managing Director of EMW LLC; Partner of WP
Donna M. Vandenbulcke .............  Member and Managing Director of EMW LLC; Partner of WP
John L. Vogelstein ................  Member and Vice Chairman of EMW LLC; Partner of WP
Elizabeth H. Weatherman ...........  Member and Managing Director of EMW LLC; Partner of WP
Patricia F. Widner ................  Member and Managing Director of EMW LLC; Partner of WP
Jeremy S. Young (2) ...............  Member and Managing Director of EMW LLC
Pincus & Co. (5)


----------
(1) Citizen of Canada.

(2) Citizen of United Kingdom.

(3) Citizen of China.

(4) Citizen of India.

--------------------------                             ------------------------
   CUSIP NO. 45578L100           13D AMENDMENT                PAGE 10 OF 16
--------------------------                             ------------------------


(5) New York limited partnership; primary activity is ownership interest in WP and EMW LLC.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On August 25, 1997, WPI acquired 9,249,732 shares of the Company's Common Stock and warrants to purchase an aggregate of 3,702,877 shares of the Company's Common Stock as a result of the combination (the "Merger") of The Indus Group, Inc., a California corporation ("Indus Group"), and TSW International, Inc., a Georgia corporation ("TSW"), pursuant to an Agreement and Plan of Merger and Reorganization, dated as of June 5, 1997, and amended on July 21, 1997, by and among the Company, Indus Group and TSW.

         As a result of the Merger, TSW Sub, Inc., a Georgia corporation and wholly-owned subsidiary of the Company ("TSW Sub"), merged with and into TSW, with TSW as a surviving corporation, and (a) each outstanding share of common stock of TSW ("TSW Common Stock"), and each outstanding share of preferred stock of TSW ("TSW Preferred Stock"), was converted into approximately 2.73 shares of the Company's Common Stock; (b) the outstanding subordinated floating rate notes of TSW (including accrued interest thereon) were exchanged for an aggregate of 1,235,879 shares of the Company's Common Stock; (c) all rights to receive any unpaid dividends on TSW Preferred Stock were converted into an aggregate of 53,937 shares of the Company's Common Stock and (d) each outstanding option or warrant to purchase TSW Common Stock was converted into an option or warrant, respectively, to purchase that number of shares of Common Stock determined by multiplying the number of shares of TSW Common Stock subject to such option or warrant by approximately 2.73, at an exercise price per share of Common Stock equal to the exercise price per share of TSW Common Stock pursuant to such option or warrant divided by approximately 2.73.

         Immediately prior to the Merger, WPI held all of the outstanding shares of TSW Preferred Stock, which preferred stock and all unpaid dividends thereon were exchanged in the Merger for an aggregate of approximately 8,102,962 shares of the Company's Common Stock. In addition, WPI held warrants to purchase an aggregate of 1,354,000 shares of TSW Common Stock, which warrants were exchanged in the Merger for warrants to purchase an aggregate of 3,702,877 shares of the Company's Common Stock. In addition, the aggregate principal balance of all subordinated notes held by WPI and all accrued interest thereon immediately prior to the TSW Merger totaled $19,572,366.84, which notes and accrued interests were exchanged in the Merger for approximately 1,222,795 shares of the Company's Common Stock.

         Approximately 76,025 shares of the Company's Common Stock received in exchange for shares of TSW Preferred Stock and unpaid dividends thereon, warrants to purchase TSW Common Stock and subordinated notes (and all accrued interest thereon) held by WPI were distributed to John R. Oltman pursuant to a Consulting Agreement dated July 1, 1996 between WPI and JRO Consulting Inc. ("JRO"). In addition, WPI and JRO entered into a Stock Option Agreement (the "JRO Option") dated July 1, 1996, pursuant to which WPI granted to JRO an option to purchase

--------------------------                             ------------------------
   CUSIP NO. 45578L100           13D AMENDMENT                PAGE 11 OF 16
--------------------------                             ------------------------


shares of TSW common stock, which option expires on July 1, 2001. As a result of the Merger, the JRO Option became an option to purchase up to 330,934 shares of the Company's Common Stock.

         During August 1998, WPI purchased for cash on the open market additional shares of the Company's Common Stock (the "August 1998 Purchases") as follows:

                                 Number                                              Aggregate
        Date                    of Shares            Price Per Share ($)         Consideration ($)
        ----                    ---------            -------------------         -----------------
August 12, 1998                  200,000                  5.3125                    1,062,500
August 17, 1998                   73,800                  6.00                        442,800
August 18, 1998                   50,000                  6.125                       306,250
August 19, 1998                  125,000                  6.00                        750,000
August 24, 1998                   55,000                  5.625                       309,375
August 26, 1998                   22,500                  5.3472                      120,312
                                --------                                            ---------
     Total                       526,300                                            2,991,237
                                ========                                            =========

         The total amount of funds required by WPI to purchase 526,300 shares of the Company's Common Stock in the August 1998 Purchases was approximately $2,991,237 and was furnished from the working capital of WPI.

         On September 10, 1998, WPI purchased (the "September Purchase") for cash on the open market 25,000 shares of the Company's Common Stock at a per share price of $5.625. The total amount of funds required by WPI to purchase such 25,000 shares was approximately $140,625 and was furnished from the working capital of WPI.

         On December 31, 1998, JRO partially exercised the JRO Option to purchase 50,000 shares of the Company's Common Stock and elected to have 26,471 shares of Common Stock withheld to pay the option exercise price. As a result, WPI transferred 23,529 shares of Common Stock to JRO.

         WPI entered into a Stock Purchase Agreement dated January 13, 1999 with Robert W. Felton and the Company (the "Felton Purchase Agreement"). Under the Felton Purchase Agreement, WPI purchased 5,000,000 shares of the Company's Common Stock from Mr. Felton (the "Felton Purchase") at a per share price of $5.00. The total amount of funds required by WPI for the Felton Purchase was $25.0 million and was furnished from the working capital of WPI.


ITEM 4.  PURPOSE OF TRANSACTION.

         For a discussion of the reasons for the Merger, see "Reasons for the Merger," in the Joint Proxy Statement of Indus Group and TSW/Prospectus of the Indus International (File No.

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   CUSIP NO. 45578L100           13D AMENDMENT                PAGE 12 OF 16
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333-33113), which was filed on August 7, 1997, at pages 33-35, which section is incorporated herein by this reference.

         The August 1998 Purchases, the September Purchase and the Felton Purchase were effected by WPI because of the Reporting Entities' belief that the Company represented, and that the Company continues to represent, an attractive investment. The Reporting Entities may from time to time acquire shares of the Company's Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Company.

         The Company, Robert W. Felton, and WPI have entered into a Nomination Agreement that provides that for so long as WPI continues to own more than 15% of the outstanding shares of the Company's Common Stock, WPI will be permitted to nominate two persons to the Company's board of directors, and that for so long as WPI continues to own between 7% and 15% of the outstanding shares of the Company's Common Stock, WPI will be permitted to nominate one person to the Company's board of directors. The Nomination Agreement also provides that for so long as Mr. Felton continues to own more than 15% of the outstanding shares of the Company's Common Stock, Mr. Felton will be permitted to nominate two persons to the Company's board of directors, and that for so long as Mr. Felton continues to own between 7% and 15% of the outstanding shares of the Company's Common Stock, Mr. Felton will be permitted to nominate one person to the Company's board of directors, which nominees in each instance may include Mr. Felton. Under the Nomination Agreement, the Company is obligated to use its best efforts to cause to be voted the shares of the Company's Common Stock for which the Company's management or board of directors holds proxies or is otherwise entitled to vote in favor of the election of WPI's and Mr. Felton's designees and to cause the Company's board of directors to unanimously recommend to its stockholders to vote in favor of the nominees of WPI and Mr. Felton.

         WPI and JRO have entered into a Stock Option Agreement dated July 1, 1996, pursuant to which JRO has the right to purchase from WPI up to 330,934 shares of the Company's Common Stock. Such option expires on July 1, 2001.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) WPI, WP and EMW LLC each own beneficially 18,480,380 shares of the Company's Common Stock, which constitute 52.8% of the outstanding shares of the Company's Common Stock. WPI, WP and EMW LLC share voting and dispositive power over such shares,

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   CUSIP NO. 45578L100           13D AMENDMENT                PAGE 13 OF 16
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and Janeway and Landy may be deemed to share voting or dispositive power over such shares. Each of Janeway and Landy disclaims beneficial ownership of the shares to which this statement relates for purposes of Rule 13d-4 under the Exchange Act.

         (c) During the past sixty days, the only transactions by WPI, WP or EMW LLC involving the Company's Common Stock were the JRO Option Exercise and the Felton Purchase. See "Item 3. Source and Amount of Funds or Other
Consideration."

         (d) Inapplicable.

         (e) Inapplicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Under the Felton Purchase Agreement, WPI agrees that with respect to any proposal presented to the Company's stockholders it will exercise its voting right with respect to any shares of capital stock of the Company owned by it such that the votes of WPI and its affiliates are limited to 50% or less of the votes eligible to be cast on such proposal, except that WPI may vote its shares of capital stock in excess of such 50% vote in the same proportions as the other stockholders of the Company vote their shares of capital stock entitled to vote on such proposal. In connection with the Felton Purchase, Robert W. Felton entered into a letter agreement pursuant to which he agreed not to transfer his remaining shares of the Company's Common Stock for a one-year period without WPI's consent, subject to certain exceptions.

         As described in Item 4 herein, the Company, Robert W. Felton and WPI have entered into a Nomination Agreement that provides that for so long as WPI continues to own more than 15% of the outstanding shares of the Company's Common Stock, WPI will be permitted to nominate two members to the Company's board of directors, and that for so long as WPI continues to own between 7% and 15% of the outstanding shares of the Company's Common Stock, WPI will be permitted to nominate one nominee to the Company's board of directors. The Nomination Agreement also provides that for so long as Mr. Felton continues to own more than 15% of the outstanding shares of the Company's Common Stock, Mr. Felton will be permitted to nominate two members to the Company's board of directors, and that for so long as Mr. Felton continues to own between 7% and 15% of the outstanding shares of the Company's Common Stock, Mr. Felton will be permitted to nominate one nominee to the Company's board of directors, which nominees in each instance may include Mr. Felton. Under the Nomination Agreement, the Company is obligated to use its best efforts to cause to be voted the shares of the Company's Common Stock for which the Company's management or board of directors holds proxies or is otherwise entitled to vote in favor of the election of WPI's and Mr. Felton's designees and to cause the Company's board of directors to unanimously recommend to its stockholders to vote in favor of the nominees of WPI and Mr. Felton.

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   CUSIP NO. 45578L100           13D AMENDMENT                PAGE 14 OF 16
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         The Issuer, WPI, Robert W. Felton, Richard W. MacAlmon, John W. Blend,
III and John R. Oltman have entered into a Registration Agreement dated August 25, 1997 with respect to the Company's Common Stock.

         As described in Item 4 herein, WPI has granted to JRO an option to purchase the Company's Common Stock.

         Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.




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   CUSIP NO. 45578L100           13D AMENDMENT                PAGE 15 OF 16
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         1. Agreement and Plan of Merger and Reorganization between the Company, Indus Group and TSW dated as of June 5, 1997, and as amended on July 21, 1997. (Incorporated by reference to Appendix A-1 of the Joint Proxy Statement of Indus Group and TSW/Prospectus of the Company (Registration No. 333-33113), filed August 7, 1997 (the "Joint Proxy Statement/Prospectus")).

         2. Form of Agreement of Merger of the Company, Indus Group and Indus Sub, Inc. (Incorporated by reference to Appendix A-2 of the Joint Proxy Statement/Prospectus).

         3. Form of Agreement and Plan of Merger of the Company, TSW and TSW Sub (Incorporated by reference to Appendix A-3 of the Joint Proxy
Statement/Prospectus).

         4. Nomination Agreement among the Company, WPI and Robert W. Felton (Incorporated by reference to Exhibit 4.6 of the Joint Proxy
Statement/Prospectus).

         5. Joint Filing Agreement dated September 9, 1998 between the Reporting Entities (Incorporated by reference to Exhibit 5 of Amendment No. 1 to the Reporting Entities' Schedule 13D filed on September 9, 1997).

         6. Registration Rights Agreement dated August 25, 1997 between the Company, WPI, Robert W. Felton, Richard W. MacAlmon, John W. Blend, III and John
R. Oltman (Incorporated by reference to Exhibit 4.1 of the Joint Proxy Statement/Prospectus).

         7. WPI Stock Option Agreement dated July 1, 1996 between WPI and JRO (Incorporated by reference to Exhibit 7 of Amendment No. 1 to the Reporting Entities' Schedule 13D filed on September 9, 1997).

         8. Stock Purchase Agreement dated January 13, 1999 between Robert W. Felton, WPI and the Company.

         9. Letter dated January 13, 1999 from Robert W. Felton to WPI.

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   CUSIP NO. 45578L100           13D AMENDMENT                PAGE 16 OF 16
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 1999

                                  WARBURG, PINCUS INVESTORS, L.P.
                                     By: Warburg, Pincus & Co.
                                         General Partner


                                         By:   /s/ Stephen Distler
                                            -----------------------------------
                                               Stephen Distler
                                               Partner

                                  WARBURG, PINCUS & CO.



                                         By:    /s/ Stephen Distler
                                            -----------------------------------
                                                Stephen Distler
                                                Partner

                                  E.M. WARBURG, PINCUS & CO., LLC



                                         By:    /s/ Stephen Distler
                                            -----------------------------------
                                                Stephen Distler
                                                Managing Director and Member

                                  EXHIBIT INDEX

         1. Agreement and Plan of Merger and Reorganization between the Company, Indus Group and TSW dated as of June 5, 1997, and as amended on July 21, 1997. (Incorporated by reference to Appendix A-1 of the Joint Proxy Statement of Indus Group and TSW/Prospectus of the Company (Registration No. 333-33113), filed August 7, 1997 (the "Joint Proxy Statement/Prospectus")).

         2. Form of Agreement of Merger of the Company, Indus Group and Indus Sub, Inc. (Incorporated by reference to Appendix A-2 of the Joint Proxy Statement/Prospectus).

         3. Form of Agreement and Plan of Merger of the Company, TSW and TSW Sub (Incorporated by reference to Appendix A-3 of the Joint Proxy
Statement/Prospectus).

         4. Nomination Agreement among the Company, WPI and Robert W. Felton (Incorporated by reference to Exhibit 4.6 of the Joint Proxy
Statement/Prospectus).

         5. Joint Filing Agreement dated September 9, 1998 between the Reporting Entities (Incorporated by reference to Exhibit 5 of Amendment No. 1 to the Reporting Entities' Schedule 13D filed on September 9, 1997).

         6. Registration Rights Agreement dated August 25, 1997 between the Company, WPI, Robert W. Felton, Richard W. MacAlmon, John W. Blend, III and John
R. Oltman (Incorporated by reference to Exhibit 4.1 of the Joint Proxy Statement/Prospectus).

         7. WPI Stock Option Agreement dated July 1, 1996 between WPI and JRO (Incorporated by reference to Exhibit 7 of Amendment No. 1 to the Reporting Entities' Schedule 13D filed on September 9, 1997).

         8. Stock Purchase Agreement dated January 13, 1999 between Robert W. Felton, WPI and the Company.

         9. Letter dated January 13, 1999 from Robert W. Felton to WPI.